November 14, 2016
Lyn Shenk
Branch Chief, Office of Transportation and Leisure
U.S. Securities and Exchange Commission

Mail Stop 3561
100 F Street N.E.
Washington, DC 20549

Re:	Papa Murphy’s Holdings, Inc.
Form 10-K for Fiscal Year Ended December 28, 2015
Filed March 9, 2016
File No. 001-36432
Dear Mr. Shenk:
We have reviewed the letter to us of October 28, 2016, setting forth the staff’s comments on (i) the Form 10-K for the fiscal year ended December 28, 2015 filed by Papa Murphy’s Holdings, Inc. (the “Company”) on March 9, 2016 (the “Form 10-K”), and (ii) the Forms 10-Q for the quarterly periods ended March 28, 2016 and June 27, 2016 filed by the Company on May 4, 2016 and August 3, 2016, respectively (collectively, the “Forms 10-Q”). This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments.

Form 10-K for Fiscal Year Ended December 28, 2015

Item 9A. Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 95
Comment 1
We note references to disclosure controls and procedures within the first two paragraphs when there should be reference solely to internal controls over financial reporting in this report. Refer to Item 308(a)(1) through (3) of Regulation S-K for guidance. Please amend your filing to include a revised report on this basis and that also states management’s conclusion in regard to the effectiveness of your internal controls over financial reporting.
Response
We have filed today via EDGAR an Amendment No. 1 to the Form 10-K, which amendment contains a revised report of our management on our internal control over financial reporting, including our management’s conclusion in regard to the effectiveness of our internal controls over financial reporting.
Exhibits 31.1 and 31.2
Comment 2
We note the Section 302 certifications filed as Exhibits 31.1 and 31.2 of this filing and the Forms 10-Q for the quarterly periods ended March 28, 2016 and June 27, 2016 exclude the required introductory language in the fourth paragraph in regard to internal controls and procedures. Please amend your Form 10-K and the indicated Forms 10-Q to include

Lyn Shenk
November 14, 2016

the revised certifications. Refer to Question 246.13 of staff’s Compliance and Disclosure Interpretations of Regulation S-K for guidance.
Response
The Amendment No. 1 to the Form 10-K that we filed today contains revised Section 302 certifications filed as Exhibits 31.1 and 31.2 that include the required introductory language in the fourth paragraph. We have also filed today via EDGAR an Amendment No. 1 to each of the Forms 10-Q, which amendments contain revised Section 302 certifications filed as Exhibits 31.1 and 31.2 that include the required introductory language in the fourth paragraph.
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In connection with responding to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to discuss any of the matters contained in this letter, please feel free to contact us.
Sincerely,

PAPA MURPHY'S HOLDINGS, INC.

By:	/s/ Mark Hutchens
Name:	Mark Hutchens
Title:	Chief Financial Officer

cc:	John R. Thomas (Perkins Coie LLP)